SCHEDULE 13 D
CUSIP No. 800217101000 	                 Page 2	of 5 Pages

 1  NAME OF REPORTING PERSON

                      John Sheldon Clark

 2  CHECK THE APPROPRIATE BOX IF A  MEMBER OF A GROUP:

                              NO GROUP

 3  SEC USE ONLY

 4  SOURCE OF FUNDS*: PF

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS 18 REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e):
                            NO CHECK

 6  CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 7  SOLE VOTING POWER:  35,720 shares

 8  SHARED VOTING POWER:  NONE

 9  SOLE DISPOSITIVE POWER:  35,720 shares

10  SHARED DISPOSITIVE POWER: NONE

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            10,020 shares

12  CHECK BOX if THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*
                NONE

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.8%

14  TYPE OF REPORTING PERSON*

                IN
                                              Page 3 of  5 pages.


Item 1.   Security and Issuer.

         The title of the class of equity securities to which this statement relates is Common stock of Sandwich Bancorp Inc.
(the Company). The address of the principal executive office of the Company is 100 Old Kings Highway, Sandwich, Massachusetts 02563.

Item 2.   Identity and Background.

        The name, address and background of the Person filing this statement is as follows:
               (a)  John Sheldon Clark

               (b)  Residence address: 6102 East Mockingbird,
                    #622, Dallas, Texas 75214

               (c)  Office address: 430 Park Avenue, Suite 1800,
                    New York, NY 10022

               (d)  Present principal occupation:
                    individual investor.

               (e) Report Person, during the last five years, has not been convicted in a criminal Proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a Judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f) The reporting person is a citizen of the United
                      States.

Item 3.    Source and Amount of Funds or Other Consideration.

           The source of funds used or to be used in making purchases of securities is personal funds of John Sheldon Clark and private funds of his wife, Marguerite J. Clark, and funds of a Charitable Foundation ; and Trust funds; no part of the consideration obtained for the purpose of acquiring, holding, trading or voting the securities was borrowed.


                                                Page 4 of 5 pages.

Item 4.     Purpose of Transaction.

         The sale of Common Stock to which this statement relates has been made in the personal account of Mr. Clark and in the Trusts' accounts.


Item 5.    Interest in Securities of the Issuer.

         The Company has reported 1,987,000 shares issued and outstanding for the period ended June 30, 1997.

           (a) (1) Mr. Clark personally owns 8,020 shares of
Common Stock.

           (a) (2) Mr. Clark is Trustee of three Trusts entitled "Trust under the Will of Charles M. Clark, Jr." and these three Trusts own 25,700 shares of Common Stock. As Trustee, he is empowered to buy and sell shares for these Trusts and to vote said shares. However, Mr. Clark does not own the shares; the Trusts own the shares.

           (a) (3) Mr. Clark is President of a Charitable Foundation entitled the Clark Family Foundation, Inc. and said Foundation does not own any shares of Common Stock. As President, he is empowered to buy and sell shares for this Foundation and to vote said shares. However, Mr. Clark did not own the shares; the Foundation owned the shares.

           (a) (4) Mrs. Marguerite J. Clark personally owns 2,000 shares of Common Stock. Mr. Clark is the husband of Mrs. Clark and has a beneficial interest in Mrs. Clark's 2,000 shares.

           (b) Therefore, Mr. Clark is empowered to vote 35,720 shares.

           (c) During the 10 days preceding the filing of this report:

(1)  Mr. Clark sold from his own account:

                  03/03/98   5,000 shs.  $56.80 per sh.

(2) The two Trusts sold a total of:

                  03/02/98  26,520 shs.   56.625 per sh.
                  03/02/98  19,010 shs.   56.625 per sh.

          (d) No person other than John Sheldon Clark, Mrs. Marguerite J. Clark and the three Trusts identified above has any right to receive nor the power to direct the receipt of dividends from or the proceeds from the sale of the shares of the Common Stock beneficially owned by Mr. Clark,


          (e) Not applicable.

                                              Page 5 of 5 pages.


Item 6. Contracts, Arrangements, Understandings or Relationships
            with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Clark and any person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

         No exhibits.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.


____________________              ________________________________
Date                                       John Sheldon Clark